FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                November 27, 2002

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F    X              Form 40-F
                                      -------                    ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                         No    X
                                      -------              ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                         No    X
                                      -------              -------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                          No   X
                                      -------               ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


                                                               Total Pages: 4

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: November 27, 2002                       By:  /s/ Paul Chambers
                                                   -------------------
                                                   Paul Chambers
                                                   Company Secretary

25 November 2002

                      Completion of Dermagraft Acquisition

Smith & Nephew, the global advanced medical devices company, announces that it has completed the $12 million acquisition of the Dermagraft(R) and TransCyte(R) joint venture from Advanced Tissue Sciences, Inc.







Enquiries:

Christopher O'Donnell, Chief Executive               Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Peter Hooley, Finance Director                       Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Angie Craig, Corporate Affairs Director              Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

David Yates/Jonathan Birt                            Tel: +44 (0) 20 7831 3113
Financial Dynamics

25 November 2002





The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

Dealing by Director in Ordinary shares of Smith & Nephew plc

We have been informed today that Dudley Eustace, a director of Smith & Nephew plc, has acquired 195 Ordinary shares of the Company at 383.23 pence each on 22 November 2002, through the re-investment of the final dividend paid on 15 November 2002. Mr. Eustace now has a beneficial interest in 49,679 Ordinary shares being 0.0054% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary